UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Internet Patents Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46063G101

(CUSIP Number)

August 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Hussein A. Enan
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 44,576
Shares Beneficially Owned By	8	Shared Voting Power 1,895,655
By Each Reporting Person	9	Sole Dispositive Power 44,576
With	10	Shared Dispositive Power 1,895,655
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,940,231
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row 11 25.0%
14	Type Of Reporting Person IN

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Danielle S. Enan
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of Organization United States
NUMBER OF	7	Sole Voting Power 44,576
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power 1,895,655
BY EACH REPORTING PERSON	9	Sole Dispositive Power 44,576
WITH	10	Shared Dispositive Power 1,895,655
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,940,231
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row 11 25.0%
14	Type Of Reporting Person IN

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Enan Family Trust
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO*
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 1,896,155
Shares Beneficially Owned By	8	Shared Voting Power 0
By Each Reporting Person	9	Sole Dispositive Power 1,896,155
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,896,155
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row 11 24.5%
14	Type Of Reporting Person OO

*Transfer from Hussein A. Enan and Danielle S. Enan to the Enan Family Trust.

This Amendment No. 11 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 and subsequently amended relating to shares of common stock, par value $0.001 (“Common Stock”) of Internet Patents Corporation, a Delaware corporation (“Company”). The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 4                    Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes. The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on January 26, 2003.

On August 14, 2013, Hussein A. Enan and Danielle Enan completed the transfer of 1,896,155 shares of the Company’s common stock to the Enan Family Trust, a revocable trust. Mr. Enan and Ms. Enan are co-trustees of the Enan Family Trust.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule. Each of the Reporting Persons intends to continuously review its investment in the Company, and may in the future determine, either alone or as part of a group, to acquire additional securities of the Company, through open market purchases, private agreements, the granting of stock options by the Company, or otherwise. Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the Company. Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5                    Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,940,231shares of Common Stock (representing 1,895,655shares of Common Stock and options to purchase 44,576 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment). Mr. Enan’s percentage ownership is 25.0% based on 7,751,952shares of common stock outstanding as of August 20, 2013, plus any securities held by Mr. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.Mr. Enan has sole voting and dispositive power over 44,576shares.

Mrs. Danielle Enan is the beneficial owner of 1,940,231shares of Common Stock (representing 1,895,655shares of Common Stock and options to purchase44,576 sharesthat are exercisable or will become exercisable within 60 days of the date of this Amendment). Mrs. Enan’s percentage ownership is 25.0% based on 7,751,952 shares of common stock outstanding as of August 20, 2013, plus any securities held by Mrs. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.Mrs. Enan has sole voting and dispositive power over 44,576 shares.

The Enan Family Trust is the beneficial owner of 1,896,155 shares of Common Stock. The Enan Family Trust’s percentage ownership is 24.5% based on 7,751,952 shares of common stock outstanding as of August 20, 2013.

Item 6                    Contracts, Arrangements, Understandings or Relationships With Respect to      Securities of the Issuer

This joint filing is made pursuant to the Joint Filing Agreement dated August 26, 2013 attached as Exhibit 1.

Item 7                    Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement dated August 26, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26. 2013

/s/ Hussein A. Enan	/s/ Danielle S. Enan
Hussein A. Enan	Danielle S. Enan

/s/ Hussein A. Enan
Trustee, Enan Family Trust

Exhibit Index

EXHIBIT REFERENCE DESCRIPTION

1.               Agreement to Jointly File Schedule 13D